                                UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K


(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2003

                                    OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

          For the transition period from ________ to _______

Commission file number 333-107872


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              AIRGAS, INC. 2003 EMPLOYEE STOCK PURCHASE PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Airgas, Inc.
                          259 North Radnor-Chester Road
                                    Suite 100
                             Radnor, PA  19087-5283


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                               AIRGAS, INC.

                     2003 EMPLOYEE STOCK PURCHASE PLAN

                        ANNUAL REPORT ON FORM 11-K

                             December 31, 2003

                                   INDEX



                                                                       PAGE
                                                                       ----
 Independent Auditors' Report........................................... 3

AUDITED FINANCIAL STATEMENTS

  Statement of Financial Position as of December 31,2003................ 4

  Statement of Changes in Participants' Equity for the period
  July 29,2003 (inception) to December 31, 2003......................... 5

  Notes to Financial Statements......................................... 6

SIGNATURES.............................................................. 8

EXHIBIT INDEX

  Independent Auditors' Consent......................................... 9


                                     2

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INDEPENDENT AUDITORS' REPORT



The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:


We have audited the accompanying statement of financial position of the Airgas, Inc. 2003 Employee Stock Purchase Plan (the "Plan") as of December 31, 2003 and the related statement of changes in participants' equity for the period from July 29, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2003 and the changes in participants' equity for the period from July 29, 2003 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP


Philadelphia, Pennsylvania
March 10, 2004

                                     3
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


                               AIRGAS, INC.
                     2003 EMPLOYEE STOCK PURCHASE PLAN

                      STATEMENT OF FINANCIAL POSITION

                             December 31, 2003

ASSETS

Participants' payroll deductions receivable from Airgas, Inc.    $2,286,325
                                                                 ==========


PARTICIPANTS' EQUITY

Participants' equity                                             $2,286,325
                                                                 ==========

The accompanying notes are an integral part of these financial statements.

                                     4


                               AIRGAS, INC.
                     2003 EMPLOYEE STOCK PURCHASE PLAN

               STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY

         The Period July 29, 2003 (Inception) to December 31, 2003


Increase during period:

Transfer in of participants'
payroll deductions receivable
from the 2001 Employee Stock
Purchase Plan                          $    278,573

Participants' contributions               2,276,406

Cost of 14,628 shares of Airgas,
Inc. common stock issued to
participants under the terms of
the Plan (including $40,246 of
cash refunded to employees who
withdrew from the Plan)                    (268,654)
                                       -------------
Net change in participants' equity        2,286,325


Balance at beginning of period                   --
                                       -------------

Balance at end of period               $  2,286,325
                                       =============


The accompanying notes are an integral part of these financial statements.

                                 AIRGAS, INC.
                     2003 EMPLOYEE STOCK PURCHASE PLAN

                        NOTES TO FINANCIAL STATEMENTS

(1)  DESCRIPTION OF THE PLAN

The following description of the Airgas, Inc. 2003 Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

General

The purpose of the Plan is to encourage and assist employees of Airgas, Inc. and its subsidiaries (the "Company"), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's common stock (the "Common Stock") at a discount. Generally, employees may elect to have up to 15% of their annual gross compensation (including base salary, commissions and overtime) withheld to purchase the Company's Common Stock at 85% of its market value. The maximum market value of shares purchased by a Plan participant in any calendar year is limited to $25,000. Market value under the Plan is the lesser of the closing market price of the Common Stock as of an employee's enrollment date in the Plan or the closing market price on the quarterly purchase date. The quarterly purchase date is generally the first business day of each calendar quarter. Employees lock in a purchase price under the Plan for up to 12 months. If the closing market price of the Common Stock on the quarterly purchase date is less than an employee's existing 12 month purchase price, the employee is considered to re-enroll in the Plan and is granted a new purchase price for the remainder of the 12 month period. In addition, plan participants are automatically re-enrolled in the Plan on the first business day of April of each year and are granted a new enrollment purchase price.

The Plan was adopted by the Board of Directors in May 2003 and was approved by the stockholders of the Company in July 2003. A maximum of 1,500,000 shares of Common Stock may be purchased under the Plan. Initially, the payroll deduction receivable of $278,573 was transferred from the Company's previous 2001 Employee Stock Purchase Plan ("the 2001 Plan") on October 1, 2003. Additionally, 14,628 shares of Airgas, Inc. Common Stock were issued to participants and $40,246 in refunds were made to withdrawing employees from funds collected from the transferred receivables. From the Plan's inception (July 29, 2003) through December 31, 2003, 14,628 shares were issued under the Plan.

The Plan is accounted for on the accrual basis of accounting. Purchases and sales of shares of Company Common Stock are recorded on a trade date basis.

                                 AIRGAS, INC.
                     2003 EMPLOYEE STOCK PURCHASE PLAN

                 NOTES TO FINANCIAL STATEMENTS (continued)


(2)  PURCHASE AND DISTRIBUTION OF SHARES

Purchases are made by the Plan quarterly. The Common Stock is purchased as described in note (1). Shares purchased are deposited into individual brokerage firm accounts maintained for the participants. The Bank of New York serves as the custodian of the participant brokerage accounts.


(3)  PARTICIPANTS' PAYROLL DEDUCTIONS RECEIVABLE

At December 31, 2003, payroll deductions receivable from Airgas, Inc. of $2,286,325 principally represent a receivable for participant contributions for the three months ended December 31, 2003, which were subsequently collected and the funds used to purchase shares on behalf of Plan participants on the first business day in January 2004.


(4)  ADMINISTRATIVE EXPENSES OF THE PLAN

All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.


(5)  FEDERAL INCOME TAX

The Plan is intended to qualify as an "employee stock purchase plan" under
Section 421 and Section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. However, when any shares of stock purchased through the Plan are sold by a participant, income taxes on any gain or loss must be recognized by that participant.


(6)  USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of participants' equity and changes therein. Actual results could differ from those estimates.

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                                SIGNATURES
                                ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              2003 EMPLOYEE STOCK PURCHASE PLAN
                                        (Name of Plan)


                              BY:  Governance and Compensation Committee
                                   of the Airgas, Inc. Board of Directors
                                   as Plan Administrator


                                   /s/ David M. Stout
                                   _______________________________
                                   David M. Stout


                                   /s/ Lee M. Thomas
                                   _______________________________
                                   Lee M. Thomas


                                   /s/ Robert L. Yohe
                                   _______________________________
                                   Robert L. Yohe








DATED: March 23, 2004

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                               EXHIBIT INDEX


Exhibit

   23          Consent of KPMG LLP